04045081

Givaudan

RECEIVED

2004 SEP 27 P 12: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 23 September 2004
RG/rmj5914
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 19.65% of voting rights)	22 September 2004	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

R. Zellweger R. Garavagno

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

9/27

Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 1263-23-82-5087

Equity CN

Givaudan Says It Owns 5.02 Percent of Its Registered Shares Page 1/2

Givaudan Says It Owns 5.02 Percent of Its Registered Shares

By Antonio Ligi

Sept. 22 (Bloomberg) -- Givaudan SA, the world's biggest maker of fragrances and flavors, said that it held 5.02 percent of its registered shares as of Sept. 17.

The Vernier, Switzerland-based company also said in an e-mailed statement it held 595,771 put options on its stock, which potentially carry 7.64 percent of voting rights. It added that it held 545,970 call options, or potentially 7 percent of voting rights. The total holding potentially carries 19.65 percent voting rights, Givaudan said.

Givaudan made the disclosure in accordance with Swiss Stock Exchange rules, which require listed companies to disclose holdings greater than 5 percent.

--Editor: Roth

Story illustration: SMI <INDEX> MRR <GO> to see how Givaudan's shares have fared in the SMI this year. See HTOP <GO> for the day's top health-care stories.